January 10, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (760) 804-1566

Mr. Lawrence Schaffer, Chief Financial Officer
Case Financial, Inc.
7720 El Camino Real, Suite 2E
Carlsbad, CA   92009

RE: Case Financial, Inc.
File No. 0-27757
Form 10-KSB for the year ended September 30, 2006
Forms 10-QSB for the quarters ended December 31, 2006, March 31, 2007
and June 30, 2007

Dear Mr. Schaffer:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Linda van Doorn
        Senior Assistant Chief Accountant